June 21, 2019

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp. S.A.
3414 Peachtree Road, Suite 480
Atlanta, GA 30326

       Re: Modern Media Acquisition Corp. S.A.
           Amendment No. 2 to Form F-4
           Filed June 11, 2019
           File No. 333-229613

Dear Mr. Dickey:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2019 letter.

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Business Combination and the Special Meeting Will holders of MMAC Common Stock, MMAC Rights or MMAC Warrants be subject to U.S.
federal income tax on the PubCo Ordinary Shares..., page 5

1. Where you discuss the tax consequences throughout the registration statement (e.g., on pages 12 and 20), disclose that you received a legal opinion on the tax consequences and that the opinion contains uncertainty that the business combination will be non-taxable to
       MMAC securityholders.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany NameModern Media Acquisition Corp. S.A.
June 21, 2019
Page 2
June 21, 2019 Page 2
FirstName LastName
Recent Developments, page 16

2. In your preliminary results for the quarter ended March 31, 2019, you disclose the number of subscribers, registered users, and expected revenues for the quarter. To provide context to this information, also disclose expected net income.
Unaudited Pro Forma Condensed Combined Financial Statements
Introduction, page 122

3. Please disclose the stockholder redemptions that occurred in connection with the Second
         Extension, and indicate the number of common shares that will remain issued and outstanding and the value of the remaining assets held in the trust account. Address how you have treated the redemptions in your pro forma information.
Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2018, page
125

4. Please present in a separate column immediately after the historic MMAC balance sheet information, pro forma adjustments to give effect to the redemptions elected by shareholders in connection with the Second Extension. This should be followed by a subtotal column which presents MMAC on a pro forma basis reflecting the effects of the redemptions.
        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551- 3350
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Telecommunications